UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Commercial Metals Company

(Exact name of registrant as specified in its charter)

Delaware	1-4304	75-0725338
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6565 N. MacArthur Blvd. Irving, Texas	75039
(Address of principal executive offices)	(Zip Code)

Jody K. Absher

Senior Vice President, Chief Legal Officer and Corporate

Secretary

(214) 689-4300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Introduction

This report is being filed by Commercial Metals Company (together with its consolidated subsidiaries, “CMC”) for the calendar year ended December 31, 2023, in compliance with Rule 13p-1 (the “Rule”) of the Securities Exchange Act of 1934, as amended.

The Rule was adopted by the United States (the “U.S.”) Securities and Exchange Commission (the “SEC”) to establish reporting and disclosure requirements in support of mandates under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Company Overview

As of December 31, 2023, CMC manufactures, recycles and fabricates steel and metal products, related materials and services through a network of facilities that includes seven electric arc furnace (“EAF”) mini mills, three EAF micro mills, a rerolling mill, steel fabrication and processing plants, construction-related product warehouses and metal recycling facilities in the U.S. and Poland. As of December 31, 2023, CMC’s core business is the manufacture and sale of steel products. CMC operates steel mills in the U.S. and Poland. Through its Tensar operations, CMC is also a leading global provider of innovative ground and soil stabilization solutions selling into more than 80 national markets through two major product lines: Tensar® geogrids and Geopier® foundation systems.

Conflict Minerals Disclosure

CMC conducted a centrally coordinated product review to identify conflict minerals, as defined by the SEC, which exist in products manufactured and sold by CMC, and which are necessary to the functionality or production of those products. For the calendar year ended December 31, 2023, CMC engaged procurement and product experts across all product lines and business units to conduct the review.

With regard to products manufactured and sold by CMC, it is CMC’s finding that any conflict minerals contained in such products originated solely from recycled or scrap sources and are unnecessary to the functionality or production of such products. Although some residual amount of the derivatives of tin, tantalum or tungsten may be present in steel products manufactured and sold by CMC, such conflict minerals come from recycled or scrap sources. Further, such conflict minerals are not necessary to the functionality or production of the steel products manufactured by CMC.

Reasonable Country of Origin Inquiry

CMC conducted a reasonable country of origin inquiry (“RCOI”) in good faith and in full consideration of the SEC’s guidance for the calendar year ended December 31, 2023. Specifically, CMC identified the suppliers of any such raw materials and requested vendor certifications, in the form of the Conflict Minerals Reporting Template specifically designed to determine whether conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined by the SEC, (collectively, the “Covered Countries”) or were obtained from recycled or scrap sources, as defined by the SEC. This information was accumulated and summarized to determine whether further due diligence procedures were necessary, and to determine the applicable Form SD reporting requirements. Given the results, no further due diligence procedures were required.

Reasonable Country of Origin Inquiry Conclusion

CMC has evaluated the results of the RCOI in good faith and in full consideration of the SEC’s guidance, and finds no reason to believe that any conflict minerals present in steel products manufactured and sold by CMC are necessary to the functionality or production of those products or originated in the Covered Countries.

Other Information

The information in this Form SD is also publicly available on the “Investors” section, “Filings and Annual Reports” subsection, of CMC’s website at www.cmc.com. This link is provided for convenience only. The content of CMC’s website does not constitute a part of this Form SD.

Item 1.02. Exhibit

Not required.

Section 2 – Exhibits

Item 2.01. Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COMMERCIAL METALS COMPANY

May 24, 2024	By:	/s/ Jody K. Absher
	Name:	Jody K. Absher
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary